SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                to

Commission file number 1-13873

STEELCASE INC. 401(k) RETIREMENT PLAN
(Full title of the plan)

Steelcase Inc.
901 44th Street SE
Grand Rapids, Michigan 49508
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Reference is hereby made to the Financial Statements attached hereto, which begin on page 1.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Steelcase Inc. 401(k) Retirement Plan

Date: August 26, 2003	By: /s/ JAMES P. KEANE
James P. Keane Senior Vice President,
Chief Financial Officer

Independent Auditors’ Report

Plan Administrator of Steelcase Inc.
     401(k) Retirement Plan
Grand Rapids, Michigan

We have audited the accompanying statements of net assets available for benefits of Steelcase Inc. 401(k) Retirement Plan (Plan) as of February 28, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Notes 1 and 7, the Steelcase Inc. 401(k) Retirement Plan merged into the Steelcase Inc. Retirement Plan. All assets of the Plan were transferred to the Steelcase Employees Profit Sharing Retirement Plan as of February 28, 2003.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of February 28, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP

Grand Rapids, Michigan
July 25, 2003

Steelcase Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

February 28,	2003	2002

Assets:
Investments, at fair value	$—	$300,854,103
Participant loans	—	3,094,656

Net assets available for benefits (Notes 1 and 7)	$—	$303,948,759

See accompanying notes to financial statements.

Steelcase Inc. 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Year ended February 28,	2003	2002

Additions:
Participant contributions	$23,862,677	$27,927,962
Rollover contributions	555,794	742,221
Employer contributions	284,270	31,014

Total additions	24,702,741	28,701,197

Deductions:
Benefits paid to participants	34,036,346	30,123,218
Deemed distributions	469,114	—

Total deductions	34,505,460	30,123,218

Decrease before investment loss	(9,802,719)	(1,422,021)

Investment income (loss):
Interest income
Money Market Fund	246,238	369,254
Participant loans	254,558	209,727
Dividend income on Steelcase Inc. common stock	6,668	6,297
Net investment gain (loss) from Steelcase Inc. common stock	(174,613)	32,505
Net investment loss from mutual funds	(47,648,652)	(44,454,679)
Net investment loss from collective investment funds	—	(1,963,988)

Total investment loss	(47,315,801)	(45,800,884)

Net decrease	(57,118,520)	(47,222,905)
Transfers to Steelcase Inc. Retirement Plan (Notes 1 and 7)	(246,830,239)	—
Net assets available for benefits, beginning of year	303,948,759	351,171,664

Net assets available for benefits, end of year	$—	$303,948,759

See accompanying notes to financial statements.

Steelcase Inc. 401(k) Retirement Plan

Notes to Financial Statements

1.	Plan Description	The following description of the Steelcase Inc. 401(k) Retirement Plan (Plan) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan established for employees of Steelcase Inc. (Company) and its subsidiaries that participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

As of September 1, 2000, a portion of the Steelcase Inc. Group Retirement Plan was merged into this plan. The provisions of this Plan were fully applied to the participants of the Steelcase Inc. Group Retirement Plan.

Effective March 1, 2002, the Plan was amended to reflect current laws and regulations under the Economic Growth and Tax Relief Reconciliation Act of 2001.

Effective the close of business on February 28, 2003, the Plan and the Steelcase Inc. Employees’ Money Purchase Plan merged into the Steelcase Inc. Employees’ Profit Sharing Retirement Plan. The merged plans’ name has been changed to the Steelcase Inc. Retirement Plan. See Note 7 for the Schedule of Assets Transferred.

Contributions

The Company contributes an amount equal to pre-tax elective deferrals selected by the participant under Benefitsystems, a cafeteria plan established and maintained by the Company. Each year, participants may elect to defer to the Plan, on a pre-tax basis, specified maximum percentages of eligible compensation as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. Certain participating subsidiaries may also make matching contributions at their discretion on behalf of their employees, at the level and under the conditions determined by them each year. Contributions for a plan year on behalf of a participant are limited as described in the Plan. Participant and employer contributions vest immediately.

Effective March 1, 2002, participants age 50 and older are eligible to contribute an additional $1,000 to the Plan on an annual basis.

Steelcase Inc. 401(k) Retirement Plan

Notes to Financial Statements

Investment Options

Prior to the merger of the Plans, participants were able to direct the investment of their contributions into various investment options offered by the Plan. The Plan offered a money market fund, eight mutual funds, Steelcase Inc. common stock, a collective investment fund, and a contract with an insurance company as investment options for participants. The participants are able to direct their investments into various investment options in the Steelcase Inc. Retirement Plan.

Participant Accounts

Plan earnings are allocated daily to the accounts of participants based on the number of units of each individual investment in the participants’ accounts. Pre-tax elective deferral contributions are allocated to the participants’ accounts on a weekly, bi-weekly, or monthly basis. Matching contributions are allocated as of the last day of the Plan year.

Payment of Benefits

Upon termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s account, regular installments (not less frequent than annual), a partial distribution, an annuity purchased equal to the value of the participant’s account or a transfer into another qualified retirement plan, IRA, 403(b) or governmental 457 plan. In-service withdrawals are also available for participants if they experience a hardship, as defined in the Plan, or have reached age 59 1/2.

Participant Loans

Participants may, with the consent of the Plan Administrator, borrow up to 50% of their vested account balance or $15,000 ($50,000 for loans made prior to September 1, 2000 under the Steelcase Inc. Group Retirement Plan), whichever is less. The loans are secured by the balance in the participant’s account and bear interest at 5.75%-10.50%. The loans are repaid ratably through payroll deductions over a period of four and one-half years or less. Loans made prior to September 1, 2000 under the Steelcase Inc. Group Retirement Plan must be repaid in five years or less, except that a loan used to purchase the principle residence of the participant may exceed five years. Interest earned on participant loans is allocated to the respective investment funds in accordance with participant elections for current contributions.

2.	Significant Accounting Policies	Basis of Accounting The accompanying financial statements are prepared under the accrual method of accounting.

Steelcase Inc. 401(k) Retirement Plan

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments which are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investments

Investments in collective investment funds, mutual funds and common stock are stated at fair value as determined by Bank of New York, the custodian of the Plan, based on quoted market prices. The CIGNA Chartered Guaranteed Long-Term Account is stated at contract value, which approximates fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less any withdrawals. Participant loans are stated at cost, which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

3.	Investments	The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of February 28, 2002.

Mutual Funds:
VanKampen Emerging Growth Fund A	$86,792,273
Fifth Third Equity Index Fund	63,805,063
Fifth Third Short-Term Bond Fund	39,415,823
Putnam Investors Fund A	19,539,611
VanKampen Corporate Bond Fund A	16,920,399
Fifth Third Balanced Collective Fund	33,208,548
Fifth Third Prime Money Market Fund	15,490,196

Steelcase Inc. 401(k) Retirement Plan

Notes to Financial Statements

4.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right, under the Plan, to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, after participant accounts are adjusted for any expenses, the trustee will distribute the balance of the accounts to the participants.

5.	Related Party Transactions	Certain Plan investments were shares of mutual funds and collective investment funds managed by Fifth Third Bank. Fifth Third Bank is the trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions and are exempt under the provisions of Prohibited Transaction Exemption #77-4.

6.	Income Tax Status	The Internal Revenue Service has determined and informed the Plan Administrator, in a letter dated May 5, 2003, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (IRC). The Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Schedule of Assets	The following assets were transferred to the Steelcase Inc. Retirement Plan on February 28, 2003:
Transferred

		Value at
	Description	February 28,
Identity	(shares)	2003

Fifth Third Prime Money Market Fund	22,668,975	$22,668,975
Mutual funds:
Baron Growth Fund	70,784	1,817,731
Fifth Third Equity Index Fund	2,532,023	40,740,257
Fifth Third Intermediate Bond Fund	677,753	6,980,855
Fifth Third International GDP Fund	258,396	2,304,892
Fifth Third Large Cap Growth Fund	415,620	4,231,011
Fifth Third Disciplined Large Value Fund	232,915	2,275,578
Fifth Third Mid Cap Growth Fund	213,001	2,063,980
Fifth Third Quality Growth Fund	199,067	2,343,024
Fifth Third Short-Term Bond Fund	4,924,616	48,655,210
Fifth Third Small Cap Growth Fund	256,782	3,227,753
Growth Fund of America	740,204	13,294,068
Putnam International Growth Fund	355,207	5,402,694
Templeton Foreign Fund	468,541	3,673,363
Vanguard Windsor II Admiral	278,414	9,875,340
VanKampen Corporate Bond Fund	2,660,697	17,587,209

Steelcase Inc. 401(k) Retirement Plan

Notes to Financial Statements

VanKampen Emerging Growth Fund A	1,835,442	51,281,694
Contract with Insurance Company:
CIGNA Chartered Guaranteed
Long-Term Account	135,967	3,832,624
Steelcase Inc. common stock	35,031	322,636
Participant loans	5.75% - 10.5%	4,251,345

		$246,830,239

EXHIBIT INDEX

Exhibit No.	Description

23	Independent Auditors’ Consent
99.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002